Exhibit (d)(1)(L)

                              ORTHOSTRATEGIES, INC.
                                 31 THE BIRCHES
                         ROSLYN ESTATES, NEW YORK 11576

                                December __, 2000

      Mr. Andrew H. Meyers ("Meyers")
      31 The Birches
      Roslyn Estates, New York 11576

      Kanders & Company, Inc. ("Kanders & Co.")
      Attention: Mr. Warren Kanders.
      Two Soundview Drive
      Greenwich, CT  06830

      Mr. Greg Nelson ("Nelson")
      3664 Maria Lane
      Carlsbad, California   92008

      Re: Commitment to Fund

      Gentlemen:

      1. OrthoStrategies, Inc. ("OS") and its wholly-owned subsidiary, OrthoStrategies Acquisition Corp. ("Purchaser"), intend to enter into a Tender Offer Agreement with The Langer Biomechanics Group, Inc. ("Langer"), wherein Purchaser will agree to commence a tender offer (the "Offer") for and purchase up to 1,959,886 shares of the common stock, $.02 par value per share (the "Shares"), of Langer at a price per Share of $1.525. The Purchaser agrees to assign, pursuant to Section XI E of the Tender Offer Agreement, the right to purchase the Shares, and by your signatures below, each of you confirms your agreement to purchase the Shares required to be purchased in the Offer in proportion to your commitment set forth in paragraph 4 below, up to the maximum amount required to be purchased pursuant to the Offer.

      2. Alternatively, but only upon the written agreement of all parties hereto, you will provide Purchaser on a timely basis such funds as may be necessary to enable Purchaser to acquire all Shares tendered up to the maximum amount required to be purchased pursuant to the Offer, and the Shares will be transferred to each of you by the Purchaser immediately following the Closing of the Tender Offer exactly in proportion to the amount of funds each of you would have expended had you purchased the Shares directly pursuant to paragraph 1.

      3. In either event, each of you agrees to pay all fees and expenses required to be paid by OS, Purchaser and Kanders & Co. in connection with the Offer in the same proportion as your


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"Aggregate Share Entitlement", which is defined for each of you as the number of
Shares you are committed to purchase in the Offer plus the number of Shares which you are entitled to obtain pursuant to exercise of OS Options (as defined below) allocated to you, assuming all OS options are exercised. The OS Options are defined as the options for an aggregate of 1,400,000 Shares granted by Langer to OS effective on the Closing Date of the Tender.

      4. Your commitment is as follows:

      (a) If the maximum number of Shares, to wit 1,959,886, are tendered the aggregate amount which the three of you will be required to fund to purchase the Shares is $2,988,826, and funding shall be provided by the three of you in the following amounts:

      (i) Meyers - One million dollars ($1,000,000);

      (ii) Nelson - Three hundred thousand dollars ($300,000);

      (i) Kanders & Co. - One million six hundred eighty-eight thousand eight hundred twenty-six dollars ($1,688,826).

      (b) If the number of Shares tendered in the Offer is less than 1,959,886, the amount of funding to be provided by each of you shall be reduced pro rata. For example, if the minimum number of Shares are tendered, to wit 1,332,722 Shares, the aggregate amount which the three of you will be required to fund to purchase the Shares is $2,032,401 and funding shall be provided by the three of you in the following amounts:

      (a) Meyers - Six hundred eighty thousand dollars ($680,000);

      (b) Nelson - Two hundred four thousand dollars ($204,000);

      (c) Kanders & Co. - One million one hundred forty-eight thousand four hundred one dollars ($1,148,401).

      5. Funding by you may be supplied directly or by affiliated corporations or investment entities or individuals, and Shares purchased pursuant to the Tender Offer Agreement (if purchased directly rather than through the Purchaser), shall be directed to such entities or individuals. Notwithstanding your assignment to any affiliated corporations or investment entities or individuals of the right to supply funds, each of you shall remain obligated for your full commitment as set forth above.


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      6. This  letter is binding  upon the parties  hereto and their  respective heirs, executors, successors, representatives and assigns and shall not be enforceable other than by the parties to this letter, although it is understood that Langer is relying upon this letter in executing the Tender Offer Agreement.

      7. This letter shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to the principles of conflicts of law). The Company and the Optionee each agrees that the federal or state courts located in the State of New York shall have exclusive jurisdiction in connection with any dispute arising out of this letter.

      8. If any provision of this letter, or any part of any of them, is hereafter construed or adjudicated to be invalid or unenforceable, the same shall not affect the remainder of the covenants or rights or remedies which shall be given full effect without regard to the invalid portions.

      9. No term, provision or condition of this letter may be modified or discharged unless such modification or discharge is agreed to in writing and signed by the parties hereto. No waiver by either party hereto of any breach by the other party hereto of any term, provision or condition of this letter to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time .


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

      Please confirm your agreement to the foregoing by executing a copy of this letter in the appropriate space below and returning the executed copy to the undersigned.

                                       ORTHOSTRATEGIES, INC.

                                       By:
                                          ---------------------------

      Agreement Confirmed as of the date
hereof:

      -------------------------------
             ANDREW H. MEYERS

      KANDERS & Company, INC.

      By:
         ----------------------------
         Warren Kanders, President


      -------------------------------
               GREG NELSON